UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

HOUGHTON MIFFLIN HARCOURT COMPANY

(Exact name of registrant as specified in its charter)

Delaware	001-36166	27-1566372
(State or other jurisdiction of corporation)	(Commission File Number)	(IRS Employer Identification No.)

125 High Street
Boston, MA		02110
(Address of principal executive offices)		(zip code)

William F. Bayers

Executive Vice President, Secretary and General Counsel

Houghton Mifflin Harcourt Company

(617) 351-5000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Houghton Mifflin Harcourt Company is a global learning company organized along two reportable segments, Education and Trade Publishing. As used in this report on Form SD, the terms the “Company”, “we”, or “our” refer to Houghton Mifflin Harcourt Company; the term “Conflict Minerals Rule” refers to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended; the term “conflict minerals” refers to columbite-tantalite (coltan), cassiterite and wolframite (including their derivatives tungsten, tantalum and tin) and gold; and the term “covered countries” refers to the Democratic Republic of the Congo and its adjoining countries — the Central African Republic, the Republic of the Congo, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Conflict Minerals Disclosure

In order to comply with the Conflict Minerals Rule, the Company developed process guidelines (“Process Guidelines”) to, among other things, (i) identify products that the Company manufactured or contracted to manufacture in a specified calendar year containing conflict minerals necessary to the functionality or production of such products; (ii) conduct a reasonable country of origin inquiry (“RCOI”) with respect to such conflict minerals, which inquiry is designed to determine whether any such conflict minerals originated from a covered country or were from recycled or scrap sources; and (iii) if such conflict minerals originated from a covered country and were not from recycled or scrap sources, exercise due diligence on the source and chain of custody of such conflict minerals, the framework for which, among other aspects of our Process Guidelines, was designed to conform in all material respects to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition, 2016) (“OECD Guidance”), an internationally recognized framework for due diligence measures for reasonable supply chain management of minerals from conflict-affected areas, as required under the Conflict Minerals Rule.

In accordance with our Process Guidelines we undertook an applicability assessment to determine whether any of the products that the Company manufactured or contracted to manufacture in 2017 may have contained conflict minerals (“at risk” products). Based on this applicability assessment, we determined that the Company contracted to manufacture products at risk of containing conflict minerals. In particular, we determined that a novelty book in our Trade Publishing segment (“covered product”) that the Company contracted to manufacture in 2017 contained small amounts of tin (in solder) and gold (in wiring) necessary to the functionality and production of the product (“necessary conflict minerals”).

In accordance with our Process Guidelines, we conducted a good faith RCOI to determine whether any of the necessary conflict minerals contained in the covered product originated from a covered country and whether such conflict minerals were from recycled or scrap sources. Our RCOI included surveying the direct supplier for the covered product with respect to, among other things, the existence and origin of any conflict minerals contained in such product, including the existence and origin of any conflict minerals contained in components thereof supplied to them from their suppliers, using the Responsible Minerals Initiative Conflict Minerals Reporting Template (“CMRT”). Based on the results of our RCOI, in particular the CMRT received from the supplier for the covered product, we do not have reason to believe that the necessary conflict minerals contained in the covered product originated in a covered country.

This report on Form SD is available in the “Investor Relations” section of our website at www.hmhco.com under the heading “Investor Resources”. The content on our website is referenced herein for general information only, and the content or any other information on our website is not intended to form a part of this report on Form SD and is not incorporated by reference into this report on Form SD or into any other report we file with or furnish to the Securities and Exchange Commission.

Item 1.02	Exhibit

Not applicable.

Section 2 – Exhibits

Item 2.01	Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Houghton Mifflin Harcourt Company

/s/ William F. Bayers	May 31, 2018
By: William F. Bayers	(Date)
Executive Vice President, Secretary and General Counsel